UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)
Duck Creek Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
264120 106

(CUSIP Number)

Joel Unruch
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 8, 2023

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons Accenture plc
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds OO (see item 3)
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 52,678,254 (see item 5)
	9	Sole Dispositive Power 21,071,302 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 52,678,254 (see item 5)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 39.6% (1) (see item 5)
14		Type of Reporting Person CO
________________________
(1)Based on 132,888,209 shares of Common Stock of the Issuer issued and outstanding as of January 3, 2023.

This Amendment No. 4 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the “Amended Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

Item 2. Identity and Background
This Amendment amends and restates Schedule A of the Amended Schedule 13D in its entirety. The attached revised Schedule A sets forth the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Accenture plc.

Item 4.    Purpose of Transaction
This Amendment supplements the disclosure in Item 4 of the Original Schedule 13D by adding the following:
On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Disco Parent, LLC (“Parent”), Disco Merger Sub, Inc. (“Merger Sub”), and the Issuer, whereby, among other things, providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 10, 2023.
As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares held by the Issuer, Parent, Merger Sub, or any of their respective wholly-owned subsidiaries and shares owned by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $19.00.
On January 8, 2023, in connection with entry into the Merger Agreement, the Accenture Holders and Accenture plc (collectively, the “Accenture Signatories”) entered into a Voting Agreement (the “Voting Agreement”) with Parent, pursuant to which the Accenture Signatories have agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Accenture Signatories.
The Voting Agreement will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) any modification, waiver or amendment to any provision of the Merger Agreement that is effected without the Accenture Signatories’ prior written consent and that (x) reduces the amount or changes the form or type of consideration payable to the Accenture Signatories, reduces, or imposes any non-immaterial conditions, requirements or restrictions on, the Accenture Signatories’ right to receive the consideration payable to the Accenture Signatories, respectively, or that materially delays the timing of any such payment or (y) otherwise adversely affects the interests of the Accenture Signatories in any material respect.
The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 11 to this Schedule 13D and is incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 hereof is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit No.	Description

11	Voting Agreement, dated January 8, 2023.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2023	ACCENTURE PLC

/s/ Joel Unruch
	Name:	Joel Unruch
	Title:	General Counsel & Corporate Secretary

SCHEDULE A

Name	Business Address	Principal Occupation or Employment	Citizenship
Independent Members of Board of Directors
Jaime Ardila	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	Colombia
Nancy McKinstry	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman (executive board), Wolters Kluwer NV	USA
Beth E. Mooney	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Gilles C. Pélisson	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chairman, TF1 Group	France
Paula A. Price	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Venkata S.M. Renduchintala	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Arun Sarin	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA
Frank K. Tang[1]	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman, FountainVest Partners	China
Tracey T. Travis	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer, The Estée Lauder Companies Inc.	USA
Corporate Executive Team
Julie Sweet	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer, Chair of the Board and Director	USA
Melissa Burgum	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Accounting Officer and Controller	USA
Jimmy Etheredge	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – North America	USA
1 Frank K. Tang is not subject to re-appointment at Accenture plc’s upcoming annual general meeting of shareholders.
A-1

Leo Framil	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Growth Markets	Brazil
KC McClure	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer	USA
Jean-Marc Ollagnier	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Europe	France
Manish Sharma	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Operating Officer	India
Ellyn Shook	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Leadership & Human Resources Officer	USA
Joel Unruch	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	General Counsel & Corporate Secretary	USA / Canada

A-2